EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-108054 of U.S. Restaurant Properties, Inc. on Form S-3 of our report dated August 14, 2003 (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for discontinued operations in 2002 as required by Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), appearing in the Current Report on Form 8-K of U.S. Restaurant Properties, Inc. filed on August 18, 2003 as amended on Form 8-K/A of U. S. Restaurant Properties, Inc. filed on September 19, 2003. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

DELOITTE & TOUCHE LLP

Dallas, Texas

September 29, 2003